

October 17, 2011

Via Facsimile
Mr. Patrick de La Chevardière
Chief Financial Officer
Total S.A.
2 Place Jean Millier
La Défense 6
92400 Courbevoie, France

> **Re:** **Total S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2010**
> **Filed March 28, 2011**
> **Response Letter Dated September 7, 2011**
> **File No. 001-10888**

Dear Mr. de La Chevardière:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Estimated Proved Reserves of Oil, Bitumen and Gas Reserves, page S-3

1. We note your response to prior comment one which indicates that you propose to separately indentify the amount of reserves for two entities accounted for under the cost method. It is unclear how your proposed disclosure is consistent with ASC 932 which does not contemplate disclosure of reserves associated with cost method investments. Explain to us why you believe reporting reserve quantities associated with entities accounted for under the cost method is appropriate under ASC 932. Alternatively, revise your proposed disclosure to remove these quantities.

Closing Comments

       You may contact John Cannarella at (202) 551-3337 or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3489 with any other questions.


       Sincerely,

       /s/ Brad Skinner

       Brad Skinner
       Senior Assistant Chief Accountant